 As filed with the U.S. Securities and Exchange Commission on February 25, 2003
                                                      Registration No. 333-86928
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                        POST-EFFECTIVE AMENDMENT NO. 1 TO
                                    FORM F-6


             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
         For Depositary Shares Evidenced by American Depositary Receipts

                                   ----------

       PUBLIC JOINT - STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY" (Exact name of issuer of deposited securities as specified in its charter)

                                 Not applicable
                   (Translation of issuer's name into English)

                               RUSSIAN FEDERATION
            (Jurisdiction of incorporation or organization of issuer)

                               JPMORGAN CHASE BANK
             (Exact name of depositary as specified in its charter)


                  One Chase Manhattan Plaza, New York, NY 10081
                            Telephone (212) 552-4944
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                   ----------

                              Puglisi & Associates
                          850 Library Avenue, Suite 204
                             Newark, Delaware 19711
                                 (302) 738-6680
   (Address, including zip code, and telephone number, including area code, of agent for service)

                                    Copy to:


      Scott A. Ziegler, Esq.                        J. Alan Bannister, Esq.
Ziegler, Ziegler & Associates LLP        Clifford Chance Limited Liability Partnership
       570 Lexington Avenue                           200 Aldergate Street
     New York, New York 10022                   London EC1A 4JJ United Kingdom
          (212) 319-7600                                44-207-600-1000


     It is proposed that this filing become effective under Rule 466

                           [X] immediately upon filing

                           [_] on (Date) at (Time)

     If a separate registration statement has been filed to register the deposited shares, check the following box. [_]

                         CALCULATION OF REGISTRATION FEE




===============================================================================================================================
                                                                       Proposed maximum    Proposed maximum
              Title of each class of                     Amount        aggregate price    aggregate offering      Amount of
            Securities to be registered             to be registered       per unit             price          registration fee
===============================================================================================================================
American Depositary Shares evidenced by American          N/A                N/A                 N/A                 N/A
Depositary Receipts, each American Depositary Share
representing 50 shares of Public Joint - Stock
Company "Southern Telecommunications Company"
===============================================================================================================================

                                     PART I
                       INFORMATION REQUIRED IN PROSPECTUS

     The Prospectus consists of the proposed form of American Depositary Receipt ("ADR" or "American Depositary Receipt") included as Exhibit A to the Amended and Restated Deposit Agreement filed as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.

                              CROSS REFERENCE SHEET

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED


                                                                  Location in Form of American Depositary
Item Number and Caption                                           Receipt Filed Herewith as Prospectus
-----------------------                                           ------------------------------------
(1)   Name and address of Depositary                              Introductory paragraph

(2)   Title of American Depositary Receipts and identity of       Face of American Depositary Receipt, top center
      deposited securities

      Terms of Deposit:

      (i)     Amount of deposited securities represented by one   Face of American Depositary Receipt, upper right
              unit of American Depositary Shares                  corner

      (ii)    Procedure for voting, if any, the deposited         Paragraph (16)
              securities

      (iii)   Collection and distribution of dividends            Paragraphs (4), (5), (7) and (12)

      (iv)    Transmission of notices, reports and proxy          Paragraphs (3), (8) and (12)
              soliciting material

      (v)     Sale or exercise of rights                          Paragraphs (4), (5) and (10)

      (vi)    Deposit or sale of securities resulting from        Paragraphs (4), (5), (10) and (13)
              dividends, splits or plans of reorganization

      (vii)   Amendment, extension or termination of the          Paragraphs (20) and (21)
              Deposit Agreement

      (viii)  Rights of holders of receipts to inspect the        Paragraph (11)
              transfer books of the Depositary and the list of
              Holders of receipts

      (ix)    Restrictions upon the right to deposit or           Paragraphs (1), (2), (4), and (5)
              withdraw the underlying securities

      (x)     Limitation upon the liability of the Depositary     Paragraph (18)

(3)   Fees and Charges                                            Paragraph (7)

Item 2. AVAILABLE INFORMATION

                                                     Location in Form of
                                                     American Depositary
                                                     Receipt Filed Herewith as
Item Number and Caption                              Prospectus
-----------------------                              -------------------------


(a)  Statement that Public Joint - Stock Company     Paragraph (11)
     "Southern Telecommunications Company"
     furnishes the Commission with certain public reports and documents required by foreign law or otherwise under Rule 12g3-2(b) under the Securities Exchange Act of 1934 and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS


     (a) Form of Deposit Agreement. Form of Amended and Restated Deposit Agreement dated as of April 22, 2002 as further Amended and Restated as of December 15, 2002 among Public Joint - Stock Company "Southern Telecommunications Company" (the "Company"), JPMorgan Chase Bank, as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement"), including the Form of American Depositary Receipt, is filed herewith as Exhibit (a).


     (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not applicable.

     (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not applicable.


     (d) Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Not applicable


     (e)  Certification under Rule 466. Filed herewith as Exhibit (e).





Item 4.  UNDERTAKINGS

     (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

     (b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

                                    SIGNATURE


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on February 23, 2003.


                                   Legal entity created by the form of Deposit
                                   Agreement for the issuance of ADRs evidencing American Depositary Shares

                                   By:    JPMORGAN CHASE BANK, as Depositary



                                   By:    /s/ Jordana Chutter
                                          --------------------------------------
                                   Name:  Jordana Chutter
                                   Title: Vice President

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, Public Joint - Stock Company "Southern Telecommunications Company" certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, on February 17, 2003.


                                   PUBLIC JOINT - STOCK COMPANY
                                   "SOUTHERN TELECOMMUNICATIONS COMPANY"



                                   By: /s/ V. Gorbachev
                                       -----------------------------------------
                                   Name:  V. Gorbachev
                                   Title: General Director and Director



     Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated as of February 17, 2003.


           Signatures                                  Title
           ----------                                  -----


 /s/ V. Gorbachev                 General Director (Principal Executive Officer)
-------------------------------                    and Director
          V. Gorbachev


               *                     First Deputy Chief Accountant (Principal
-------------------------------          Financial and Accounting Officer)
          A. Pustovit

               *
-------------------------------
            V. Belov                     Chairman of the Board of Directors


               *
-------------------------------
          A. Osipchuk                                Director


               *
-------------------------------
           G. Romskiy                                Director


               *
-------------------------------
           I. Ukhina                                 Director


               *
-------------------------------
         V. Evdokimenko                              Director



-------------------------------
           A. Apaljko                                Director



              *
-------------------------------
        A. Sadokhina                                 Director

-------------------------------
      Hern David Alexander                           Director



              *
-------------------------------            Authorized Representative in
       Donald J. Puglisi                        the United States


 *By: /s/ V. Gorbachev
-------------------------------
         V. Gorbachev
         Power-of-Attorney

                                INDEX TO EXHIBITS


Exhibit                                                            Sequentially
Number                                                             Numbered Page
-------                                                            -------------

(a)  Form of Amended and Restated Deposit Agreement.

(e)  Rule 466 Certification